

SECURITI 03053459 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052717

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-2002 (MM/DD/YY) AND ENDING 03-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accesscapital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 N. Federal Hwy. Ste 300A
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alfred Reeves 954-258-5341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doyle, Christopher A.
(Name – *if individual, state last, first, middle name*)

2 Wall Street (Address) Albany (City) NY (State) 12205 (Zip Code)



RECEIVED
MAY 30 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alfred Reeves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Capital, Inc, as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None / NA



MICHAEL BADY
Notary Public - State of Florida
My Commission Expires Aug 27, 2005
Commission # DD044898

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)*

CHRISTOPHER A. DOYLE, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
AccessCapital, Inc.
Boca Raton, Florida

I have audited the accompanying statement of financial condition of **AccessCapital, Inc.** (the Company) as of March 31, 2003 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. The responsibility of the independent auditor is to express an opinion on these financial statements based upon the audit conducted.

The audit was conducted in accordance with auditing standards generally accepted in the United States of America. Those standards require the audit be planned and performed in such a manner to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit conducted provides a reasonable basis for the opinion rendered.

In my opinion, the financial statements referred to above present fairly, I all material respects, the consolidated financial position of **AccessCapital, Inc.** at March 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The audit was conducted for the purposes of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation of the basic financial statements taken as a whole.

Christopher A. Doyle, CPA
May 28, 2003
Albany, New York

Christopher A. Doyle, CPA

CHRISTOPHER A. DOYLE, CPA

REPORT OF INDEPENDENT ACCOUNTANT ON THE INTERNAL ACCOUNTING CONTROL UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
AccessCapital, Inc.
Boca Raton, FL

In planning and performing the audit of the consolidated financial statements of **Access Capital, Inc.** (the Company), for the year ended March 31, 2003, I have considered its internal control, including control activities for safeguarding securities, in order to determine the auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserved required by Rule 15c3-3(e).

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control of the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to access the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to access whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance what assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. The consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

It is understood that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on the study, I believe the Company's practices and procedures were adequate as of March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Christopher A. Doyle, CPA
May 28, 2003
Albany, New York

Christopher A. Doyle, CPA

AccessCapital, Inc.

Financial Statements

March 31, 2003

ACCESSCAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2003

ASSETS	
Current Assets	
Cash in Bank-Southtrust	$ 6,319
Total Current Assets	$ 6,319
Other Assets	
CRD Deposit	356
TOTAL ASSETS	$ 6,675
	=====
LIABILITIES AND EQUITY	
Current Liabilities	-0-
TOTAL LIABILITIES	-0-
STOCKHOLDERS' EQUITY	$ 6,675
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,675
	=====

The accompanying notes are an integral part of this financial statement.

ACCESSCAPITAL INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED MARCH 31, 2003

REVENUES	$ -0-
OPERATING EXPENSES	
Bank Fees	$ 22
Regulatory Fees	5,287
Office Supplies	36
Licenses	406
TOTAL OPERATING EXPENSES	$5,751
LOSS FROM OPERATIONS	$(5,751)
LOSS BEFORE PROVISION FOR TAXES	$(5,751)
PROVISION FOR INCOME TAXES	-0-
NET LOSS	$(5,751)
	=======

The accompanying notes are an integral part of this financial statement.

ACCESSCAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2003

STOCKHOLDERS' EQUITY, MARCH 31, 2002	$ 6,926
ADD: ADDITIONAL PAID IN CAPITAL PROVIDED	5,500
LESS: NET LOSS	(5,751)
STOCKHOLDERS' EQUITY, MARCH 31, 2003	$ 6,675
	======

The accompanying notes are an integral part of this financial statement.

ACCESSCAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Cash Provided	
Additional Paid In Capital	$ 5,500
Net Cash used in Operating Activities	
Net (Loss)	$(5,751)
Increase in CRD Deposit	(230)
Decrease in Escrow Account Deposit	88
Net Cash Used in Operating Activities	$(393)
Cash Balance as of March 31, 2002	6,712
Cash Balance as of March 31, 2003	$ 6,319
	======

The accompanying notes are an integral part of this financial statement.

ACCESSCAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

AccessCapital, Inc. was previously known by the name of T & R Holding Corporation. All of the stock of T & R Holding Corporation was sold to PriorityAccess, Inc. for $40,000 on August 30, 2001. On September 21, 2001, the name of the Company was changed from T & R Holding Corporation to AccessCapital, Inc.

The Company is organized under the laws of the State of Florida. The Company is a securities broker-dealer, restricted to private placements. As of March 31, 2003 the Company had generated no business.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. At present, the Company does not have any receivables, accounts payable or notes payable.

Impairment of Long-Lived Assets

The Company adopted FASB Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 121 requires that the impairment losses are to be recorded when long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell. There have been no material adjustments for impairment of long-lived assets.

ACCESSCAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for its income taxes under the Financial Accounting Standards Board of Financial Accounting Standard No. 109 "Accounting for Income Taxes" (Statement 109). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company's not having any material operations for the period ending March 31, 2003.

Recent Accounting Pronouncements

For the current reporting period, the Company is subject to the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." Neither statement had any impact on the Company's financial statements because the Company did not have any material operations during the period ending March 31, 2003. The Company will review these statements over time, in particular SFAS 131, to determine if any additional disclosures are necessary based on evolving circumstances.

SUPPLEMENTARY SCHEDULE

ACCESSCAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2003

NET CAPITAL

Stockholders' Equity	$6,675
Deduct: Stockholders' Equity Not Allowable for Net Capital	-0-
Stockholders' Equity Qualified for Net Capital	$6,675
Add: Total Capital and Subordinated Borrowing	-0-
Deduct: Total Nonallowable Assets	(356)
Net Capital Before Haircuts on Securities Positions	$6,319
Less: Haircuts on Securities	-0-
NET CAPITAL	$6,319
AGGREGATE INDEBTEDNESS	-0-
REQUIRED CAPITAL	5,000
EXCESS NET CAPITAL	$1,319
	=====
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	-0-
	=====
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Pat II of Form X-17A-5 as of March 31, 2002)	
Net Capital as reported in Company's Part II (unaudited) Focus Report	$1,319
Net Capital per Above	$1,319
	=====

See the independent auditor's report and the accompanying notes to financial statements.